UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384200

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,783,230(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,783,230(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,783,230(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 707,882 shares of BFC’s Class B Common Stock held by Levan Partners LLC. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of Reporting Persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,403,608(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,403,608(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,608(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 133,314 shares of BFC’s Class B Common Stock held by Florida Partners Corporation. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,019,456(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,019,456(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,019,456(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of BFC’s Class B Common Stock held by Levan BFC Stock Partners LP. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

Amendment to Schedule 13D

This Amendment to Schedule 13D (this “Amendment”) is being filed by the above-referenced reporting persons (the “Reporting Persons”) to amend the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended (the “2007 Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”), solely to reflect the sales of BFC’s Class A Common Stock effected pursuant to the previously disclosed Rule 10b5-1 Trading Plans entered into by Levan Partners LLC (“Levan Partners”) and Alan B. Levan. As previously disclosed, Alan Levan may be deemed to be a controlling person of both BFC and Levan Partners, and he serves as Chairman, Chief Executive Officer and President of BFC, and Manager of Levan Partners.

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4:	Purpose of Transaction

As previously disclosed, Alan Levan and Levan Partners entered into Rule 10b5-1 Trading Plans with Stifel, Nicolaus & Company, Incorporated on March 18, 2014, for the purpose of selling up to 57,672 shares and 850,000 shares, respectively, of BFC’s Class A Common Stock. Mr. Alan Levan indicated that his and Levan Partners’ Rule 10b5-1 Trading Plans were entered into for tax, estate planning and diversification purposes. Sales of all of the shares covered by the Rule 10b5-1 Trading Plans have been completed. Information regarding these sales is set forth in the following tables:

Sales under Alan Levan’s Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/7/2014	19,224	$3.60	$3.6000
5/1/2014	19,224	$3.55 - $3.60	$3.5917
6/2/2014	19,224	$3.92 - $4.05	$3.9521
Total Shares Sold	57,672
Total Sales Price	$214,228

Sales under Levan Partners’ Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Range of Sales Prices Per Share	Average Sales Price Per Share
4/7/2014	29,368	$3.60	$3.6000
4/8/2014	10,064	$3.60 - $3.62	$3.6003
4/9/2014	14,530	$3.48 - $3.55	$3.4896
4/10/2014	90,000	$3.40 - $3.42	$3.4005
4/11/2014	10,200	$3.40	$3.4000
4/14/2014	26,300	$3.35 - $3.40	$3.3572
4/15/2014	10,871	$3.28	$3.2800
4/16/2014	43,600	$3.21 - $3.37	$3.2660
4/17/2014	38,400	$3.37 - $3.50	$3.4672
4/21/2014	500	$3.50	$3.5000
4/22/2014	9,500	$3.45	$3.4500
5/1/2014	50,000	$3.55 - $3.60	$3.5962
5/2/2014	90,000	$3.59 - $3.62	$3.6028
5/5/2014	143,333	$3.59 - $3.61	$3.6000
6/2/2014	85,334	$3.92 - $4.05	$3.9688
6/3/2014	12,000	$3.86 - $3.87	$3.8617
6/4/2014	8,200	$3.86	$3.8600
6/5/2014	27,300	$3.76 - $3.77	$3.7645
6/6/2014	55,000	$3.77 - $3.80	$3.7855
6/9/2014	95,500	$3.75 - $3.78	$3.7573
Total Shares Sold	850,000
Total Sales Price	$3,073,921

Alan Levan, on behalf of himself and Levan Partners, undertakes to provide to BFC, any security holder of BFC, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the preceding tables.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons and their controlling persons, officers, managers and directors, as the case may be, including Alan Levan, beneficially own shares of BFC’s Class A Common Stock as set forth in the table below.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership(1)	Percent of Class A Common Stock(2)
Levan BFC Stock Partners LP	(1)	2,019,456	2.7%
Levan Partners LLC	(1)	5,783,230	8.0%
Florida Partners Corporation	(1)	1,403,608	2.0%
Alan B. Levan	(1,2,3,4)	13,892,303	17.8%
Jarett S. Levan	(5)	256,329	*
Susie C. Levan	(5)	12,640	*

*	Represents less than 1%.

(1)	Includes shares of BFC’s Class B Common Stock beneficially owned by the Reporting Persons and Mr. Alan Levan and Ms. Susie Levan as follows: Levan BFC Stock Partners — 2,019,456 shares; Levan Partners — 707,882 shares; Florida Partners Corporation — 133,314 shares; Mr. Alan Levan — 6,521,228 shares; and Ms. Susie Levan — 1,200 shares. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis. Mr. Alan Levan’s holdings also include 225,000 shares of BFC’s Class A Common Stock that he may acquire within 60 days pursuant to the exercise of stock options.

(2)	Based on 71,640,890 shares of BFC’s Class A Common Stock outstanding as of July 7, 2014 and, with respect to each individual, the number of shares of BFC’s Class B Common Stock beneficially owned by such individual and the number of shares which may be acquired by such individual within 60 days pursuant to the exercise of stock options, as set forth in footnote 1. Pursuant to the instructions to Item 403 of Regulation S-K, the total number of outstanding shares of BFC’s Class A Common Stock for purposes of calculating the beneficial ownership interest percentage of each person does not include shares of BFC’s Class A Common Stock underlying restricted stock awards as to which BFC’s compensation committee has sole voting power and the award recipients do not have voting or investment power. As of July 7, 2014, restricted stock awards covering 5,059,444 shares of BFC’s Class A Common Stock, representing approximately 6.5% of the total number of outstanding shares of such stock, as to which BFC’s compensation committee has sole voting power and the award recipients do not have voting or investment power, were outstanding.

(3)	Alan B. Levan may be deemed to be a controlling person of each of Levan BFC Stock Partners, Levan Partners and Florida Partners Corporation. As a result, the shares of BFC’s Class A Common Stock and Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings in the table above and in footnote 1. Mr. Alan Levan’s holdings also include the 11,440 shares of BFC’s Class A Common Stock and 1,200 shares of BFC’s Class B Common Stock held of record by his wife, Ms. Susie Levan, and 36,711 shares of BFC’s Class A Common Stock held through trusts for the benefit of his children.

(4)	John E. Abdo is the beneficial owner of 3,273,797 shares of BFC’s Class B Common Stock. Pursuant to a shareholders agreement dated June 14, 2002 between Mr. Alan Levan and Mr. Abdo, as amended (the “Shareholders Agreement”), Mr. Alan Levan and Mr. Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns in the same manner as Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan, votes his shares of BFC’s Class B Common Stock. Accordingly, the holdings of Mr. Alan Levan set forth in the table above and in footnote 1 include the 3,273,797 shares of BFC’s Class B Common Stock beneficially owned by Mr. Abdo. Mr. Abdo has also agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan, prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock.

(5)	Mr. Jarett Levan and Ms. Susie Levan serve as Managers of Levan Partners with Mr. Alan Levan. The shares of BFC’s Class A Common Stock and Class B Common Stock held by Levan Partners are not included in Mr. Jarett Levan’s or Ms. Susie Levan’s holdings as neither of them is deemed to have voting or investment power over the shares.

On June 3, 2014, Mr. Alan Levan exercised options to purchase 152,680 shares of BFC’s Class A Common Stock and 93,750 shares of BFC’s Class B Common Stock, in each case at an exercise price of $0.41 per share. A total of 119,183 shares of BFC’s Class A Common Stock, consisting of 73,463 shares related to the option to purchase BFC’s Class A Common Stock and 45,720 shares related to the option to purchase BFC’s Class B Common Stock, which otherwise would have been issuable to Mr. Alan Levan in connection with the option exercises were withheld by BFC as payment of the exercise price and in satisfaction of BFC’s tax withholding obligation with respect to the exercise of the options.

Except for the sales of BFC’s Class A Common Stock effected pursuant to the Rule 10b5-1 Trading Plans described under Item 4 and the option exercises described in the preceding paragraph, none of the Reporting Persons nor any of their controlling persons, officers, managers or directors has effected any transaction in any shares of BFC’s Class A Common Stock during the past 60 days.

The Reporting Persons also refer to the information set forth in footnote (4) of this Item 5 and note the following:

•	On June 3, 2014, Mr. Abdo, as Trustee for the John E. Abdo Trust, exercised options to purchase 187,380 shares of BFC’s Class A Common Stock and 93,750 shares of BFC’s Class B Common Stock, in each case at an exercise price of $0.41 per share. A total of 135,880 shares of BFC’s Class A Common Stock, consisting of 90,160 shares related to the option to purchase BFC’s Class A Common Stock and 45,720 shares related to the option to purchase BFC’s Class B Common Stock, which otherwise would have been issuable to the trust in connection with the option exercises were withheld by BFC as payment of the exercise price and in satisfaction of BFC’s tax withholding obligation with respect to the exercise of the options.

•	On May 30, 2014, Mr. Abdo, as Trustee for the John E. Abdo Trust, entered into a Rule 10b5-1 Trading Plan for the purpose of selling up to 759,000 shares of BFC’s Class A Common Stock held by the trust. Mr. Abdo has indicated that the plan was entered into for tax, estate planning and diversification purposes. Sales commenced under the plan on June 16, 2014 and were completed on July 7, 2014. Details regarding such sales are set forth in the following table.

Date of Sale	Amount of Shares Sold	Sales Price Per Share (or Range of Sales Prices Per Share)	Average Sales Price Per Share
6/16/2014	150,000	$3.75 - $3.80	$3.7617
6/17/2014	4,000	$3.76	N/A
6/17/2014	146,300	$3.75	N/A
6/18/2014	186,900	$3.75	N/A
6/19/2014	4,500	$3.75	N/A
6/20/2014	2,400	$3.75	N/A
6/23/2014	25,100	$3.75	N/A
6/24/2014	10,100	$3.75	N/A
6/25/2014	47,100	$3.75	N/A
6/26/2014	21,900	$3.75	N/A
7/1/2014	10,300	$3.75	N/A
7/2/2014	56,700	$3.75	N/A
7/2/2014	500	$3.76	N/A
7/3/2014	63,200	$3.75	N/A
7/3/2014	7,900	$3.76	N/A
7/7/2014	22,100	$3.75	N/A
Total Shares Sold	759,000
Total Sales Price	$2,848,122

Mr. Abdo has informed BFC that he intends to enter into a new Rule 10b5-1 Trading Plan for the purpose of selling an additional 241,000 shares of BFC’s Class A Common Stock. Mr. Abdo has indicated that he expects to enter into the plan following the filing of BFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and for sales to commence under the plan as soon as permitted under applicable rules and regulations, including Rule 144 under the Securities Act of 1933. Mr. Abdo has also indicated that his new plan, like the previous plan, will be entered for tax, estate planning and diversification purposes.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 11, 2014, by and between Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2014
Date

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC
its general partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title